Exhibit 99.13

July 16th, 2014

Mr. David E. I. Pyott

Mr. Michael R. Gallagher

Mr. Russell T. Ray

Dr. Trevor Mervyn Jones

Mr. Louis J. Lavigne

Dr. Deborah Dunsire

Dr. Peter J. McDonnell

Mr. Timothy D. Proctor

Mr. Henri A. Termeer

Re:  It is Time to Reflect

To the Board of Directors of Allergan:

In my 21-year history as a governance investor, I cannot think of another example in our portfolio where a board has behaved as poorly as you have in your response to the Valeant merger proposal. Your scorched earth response to Valeant is beyond the pale. You have accused Valeant of fraudulent accounting and of falsifying its reported growth rates and business performance, and you have done so without factual evidence to prove these assertions. If one spreads false and misleading information for the purpose of driving down Valeant’s stock price, that is market manipulation, plain and simple. That a board of a $50 billion market cap company would engage in such behavior as a defensive tactic is extraordinary and incredibly inappropriate.

Valeant has offered to acquire Allergan for $72 per share in cash and 0.83 shares of Valeant common stock representing a 50% premium to Allergan’s unaffected price, a transaction in which Allergan shareholders will own 44% of the combined company. In addition, Valeant has offered to issue a CVR to share the value of DARPin with Allergan shareholders. Valeant has raised its bid twice, lastly in response to feedback we received from what we believe to be a representative sample of the largest institutional, long-standing shareholders of Allergan. We remind you that the current value of Valeant’s stock does not reflect the value ultimately received by Allergan shareholders because Valeant’s stock currently trades at a substantial discount due to Allergan’s scorched earth, negative information campaign against Valeant, the uncertainty of transaction consummation due to Allergan’s defensive tactics, and the resulting delays in time to closure.

Allergan Board of Directors

July 16, 2014

Nearly 90% of Allergan stock has changed hands at prices above $160 per share since the Valeant bid was made public. We believe that a substantial portion of these shares have been purchased from long-standing investors of Allergan that do not believe that the current market prices are reflective of Allergan’s value as an independent enterprise, and/or have lost confidence that the board and management will act in shareholders’ interests. These investors are sending a strong and clear message to the board that it is time to negotiate a deal with Valeant.

Meanwhile, the board continues to stick its proverbial head in the sand. By refusing to engage with Valeant, we believe that you have breached your fiduciary duty of care and ultimately your duties of loyalty and good faith. Valeant is not offering to buy Allergan for cash, rather the majority of the consideration is in the form of common stock of the combined enterprise. As a result, the value of the consideration is contingent on the future value of the merged company, 44% of which will be owned by Allergan shareholders.

When a stock transaction is proposed between two similarly-sized enterprises like Valeant and Allergan in which the target shareholders will own a large percentage of the acquirer, the value of the combined company can only be determined by a detailed analysis of transaction synergies, strategic overlap, future business plans, and other factors. This information can only be obtained by engaging with Valeant. It is difficult to understand how you can be satisfied that you are exercising due care when you are refusing the opportunity to review available information that is critical to your decision. Based on Allergan’s public attacks on Valeant’s business, it is manifest that you do not have an adequate understanding of Valeant for you to fulfill your obligation to determine whether the transaction is in the best interest of Allergan shareholders.

I ask that you consider the below questions in light of your published statements that the Valeant offer is “grossly inadequate.” If today’s discounted value of the Valeant bid of $171 per share “grossly undervalues” Allergan then:

Why did Mr. Pyott sell $31 million dollars of common stock at $123 per share in February of this year?

Why did other executives sell an additional $57 million of stock at $119 dollars per share in the first quarter of this year?

Why did the compensation committee award millions of dollars of restricted stock and options to management earlier this year based on management’s sandbagged earnings targets? We note that just prior to the Valeant offer, Allergan management had announced an “aspirational” earnings growth rate of ~15%. Two weeks after the Valeant offer, management increased its guidance to 20% compounded earnings growth over the next five years. Remarkably, Mr. Pyott is now hinting that guidance will be raised yet again on the upcoming earnings call.

Allergan Board of Directors

July 16, 2014

Why is Allergan contemplating taking on billions of dollars of leverage and initiating a multibillion dollar buyback at a likely substantial premium to today’s stock price when it was unwilling to repurchase stock less than a year ago at half of today’s stock price?

Why is the company now considering making a major acquisition? If such a value-creating transaction were available in the past, why did the company not act on it then when the market for pharma deals was less heated? Why would Allergan wait until its negotiating leverage has been impacted by every seller’s knowledge that management is desperate to do a deal to “defend” the company from being acquired?

How can the board ignore the fact that Goldman Sachs, Allergan’s financial advisor, immediately prior to the announcement of the transaction (before it was required to suspend coverage), had a price target for Valeant of $164 and had Valeant on its “Conviction Buy List”? At $164 per Valeant share, we note that the Valeant deal is worth $208 per Allergan share.

How can the board ignore the valuations and target prices that its own advisers had for Allergan and Valeant before they were hired to “defend” the company?

In June of last year, Goldman Sachs raised $2.3 billion as Valeant’s sole underwriter of its equity offering. Why would Goldman Sachs have assumed sole underwriter liability in doing so if Valeant’s financial statements are fraudulent as you have suggested?

We note that in Allergan’s 14D-9, the inadequacy opinions Allergan obtained from the company’s bankers expressly state: “We do not express any view on, and this Opinion does not address, the fairness, from a financial point of view”... of the Valeant offer. Why didn’t the board insist that the company’s financial advisors complete a fairness analysis of the Valeant proposal before determining that it was inadequate?

How can the board have adequately informed itself of fairness of the Valeant proposal if it did not receive a fairness analysis from its own advisors?

Members of the board of directors of a Delaware corporation faced with a takeover bid are required to inform themselves of all material information about a transaction, and then act with care in evaluating it. By failing to authorize your advisors to meet with Valeant to address any of the board’s stated concerns about its organic growth, accounting, business sustainability, or synergies, the board and its advisors have failed to do a reasonable investigation of the Valeant transaction. As a result, we believe you are in breach of your fiduciary duties, and have otherwise not acted in good faith.

We would have expected more from you based on your personal career track records up until this time, and what we have heard about some of you from individuals we know in common. I had hoped that your initial approach to this transaction was an ill-advised negotiating strategy, but the passage of time and your continued misinformation campaign about Valeant have caused us

Allergan Board of Directors

July 16, 2014

to conclude that you are no longer fit to serve the interests of shareholders. As a result, we have recruited a group of extremely talented executives and experienced public company directors who understand their fiduciary duties and have a track record of acting in the best interest of shareholders and the companies they have managed as CEOs and as members of their boards of directors.

We encourage you to review the backgrounds of the individuals on our slate who have agreed to serve on Allergan shareholders’ behalf. They will bring to the board room superb track records in creating and maximizing shareholder value coupled with excellent transaction skills, accounting expertise, broad business experience and healthcare and pharmaceutical industry domain expertise. We would be surprised if some of you do not know, or know of, the individuals who have agreed to serve. Ask yourself why a group of high quality individuals, who certainly don’t need the directors’ fees, have agreed to replace you at the shareholders’ behest on Allergan’s board.

The bottom line is this: it is time for you to look at yourself in the mirror and ask yourself whether your behavior as a director of Allergan is appropriate and consistent with your long-term personal reputation and the way you would like to be perceived and judged by institutional and retail investors, the general public, and members of your community and immediate family. Ask yourself whether your approach to this transaction has been business-like and professional, whether you have been adequately informed by management and your advisors about Valeant, and whether you have fulfilled your duties of care, loyalty and good faith as a director. Ask yourself if you had half your net worth invested in Allergan stock (and were not otherwise conflicted by being a member of management) whether the approach you have taken is consistent with maximizing value for shareholders?

We believe the vast majority of Allergan’s shareholders are extremely concerned that, to date, you have not fulfilled your fiduciary duties. Perhaps more significantly for you personally, you have harmed your reputations as corporate citizens. We remind you that it takes a lifetime to build a reputation and only a few minutes to destroy it.

Rather than attempt to delay the inevitable and further damage your reputations, we ask that you stop this nonsense, and authorize prompt negotiations with Valeant. If, as part of your due diligence on Valeant, you and/or advisors discover the malfeasance that you have suggested exists, then as Allergan’s largest shareholder with a $5 billion investment we would of course strongly oppose a Valeant transaction.

If, however, your due diligence determines, as we (after the completion of our own detailed due diligence) and other major Allergan shareholders who own stock in both companies have concluded, that Valeant has built a well-managed, decentralized, disciplined specialty pharmaceutical manager, operator, and acquirer which offers tremendous strategic overlap and synergies with Allergan, then first apologize, and then negotiate the best deal you can for Allergan shareholders. Valeant has publicly stated that it is open to further negotiations if the board engages promptly in good faith negotiations.

Allergan Board of Directors

July 16, 2014

We are now working to obtain the consents to call a special meeting, and upon their receipt, we will ask the board to call the meeting. While under the company’s highly restrictive and cumbersome special meeting mechanics, you have the ability to delay the meeting for up to 120 days, we on behalf of Allergan’s other shareholders ask that you do not delay the inevitable any further. What legitimate board of directors attempts to silence or otherwise delay hearing what its own shareholders have to say? Shareholders are looking forward to expressing their views.

PERSHING SQUARE CAPITAL MANAGEMENT, L.P.

Sincerely,

William A. Ackman
Chief Executive Officer